Exhibit 8.1

SIGNIFICANT SUBSIDIARIES
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2021:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.

Spal Indústria Brasileira de Bebidas, S.A.	Brazil	84.4%	Producer and distributor of bottled beverages.

Servicios Refresqueros del Golfo y Bajío, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.

Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.